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SEC FILE NUMBER
8- 37856

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTMENTS BY PLANNERS, INC. (BD# 19836).

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 N Military Trail - Suite 285
(No. and Street)

Boca Raton, FL 33431
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Saginor 561-998-0909
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Co. PA
(Name — *if individual, state last, first, middle name*)

2295 NW Corporate Blvd, Ste 240, Boca Raton, FL 33431
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

JD 3/8/2010

OATH OR AFFIRMATION

I, Gary Saginor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investments by Planners, Inc., as of Dec. 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC STATE OF FLORIDA

IRENE E. GILLIG
MY COMMISSION # DD 956786
EXPIRES: April 15, 2014
Bonded Thru Budget Notary Services

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENTS BY PLANNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2009

INVESTMENTS BY PLANNERS, INC.
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2009

CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders' of:
Investments By Planners, Inc.

We have audited the accompanying statement of financial condition of Investments By Planners, Inc. as of December 31, 2009 and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments By Planners, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and Supplementary Note is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 16, 2010

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Current Assets	
Cash	$23,473
Commissions receivable	40,670
Total Current Assets	64,143
Property and equipment, net	4,788
Other Assets	
Deposit	6,724
Total Assets	$75,655

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Current Liabilities	
Accounts payable	$2,228
Accrued expenses	5,500
Total Current Liabilities	7,728
STOCKHOLDERS' EQUITY	
Common Stock, $10.00 par value, 100 shares authorized, 100 shares issued and outstanding	$1,000
Additional Paid-in Capital	25,000
Retained Earnings	41,927
Total Stockholders' Equity	67,927
Total Liabilities and Stockholders' Equity	$75,655

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenues	
Commissions	$154,640
Investment advisory fees	589,871
Interest income	3,810
Total revenues	748,321
Operating Expenses	
Advertising and promotion	2,598
Automobile expense	13,571
Consulting fees	1,368
Depreciation	3,271
Dues and subscriptions	1,079
Entertainment	17,526
Equipment and vehicle leasing	36,833
Equipment expense and repairs	485
Insurance	69,376
Office	3,763
Outside labor	432
Pension	595
Postage	4,451
Professional fees	8,441
Rent	144,422
Salaries office	176,870
Salaries officers	170,000
Sales commissions	1,878
Supplies	3,337
Taxes, licenses and fees	36,440
Telephone	10,933
Travel	794
Total operating expenses	708,463
Income from operations	39,858
Other Income	
Other income	2,069
Total other income	2,069
Net income	$41,927

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2008	100	$ 1,000	$ 25,000	$ 46,775	$ 72,775
Distributions to stockholders'	-	-	-	(46,775)	(46,775)
Net income, 2009	-	-	-	41,927	41,927
Balance, December 31, 2009	100	$ 1,000	$ 25,000	$ 41,927	$ 67,927

The accompanying notes are an integral part of these financial statements

INVESTMENTS BY PLANNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$41,927
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation expense	3,271
Write-off of organizational costs	225
Changes in assets and liabilities:	
Commissions receivable	(15,670)
Other assets	200
Accounts payable and accrued expenses	(8,241)
Net cash provided by operating activities	21,712
Cash flows from investing activities:	
Purchase of equipment	(5,320)
Net cash used in investing activities	(5,320)
Cash flows from financing activities:	
Distributions to stockholders'	(46,775)
Net cash used in financing activities	(46,775)
Net decrease in cash	($30,383)
Cash at beginning of year	$53,856
Cash at end of year	$23,473

Supplemental disclosure of cash flow information:	
Interest paid in 2009	$0
Taxes paid in 2009	$0

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Organization
Investments by Planners, Inc. (the "Company", "we", "us", "our"), incorporated in 1986 in Florida, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's income is derived from commissions from the sale of mutual funds and from fees charged for investment advisory services.

The Company does not carry security accounts for customers or perform custodial functions relating to customers' securities.

Basis of Presentation
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents:
The Company considers all highly liquid investments with maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist primarily of cash and money market funds held at banks and other financial institutions.

Commissions Receivable:
Due to the nature of the Company's business, commissions receivable are collected within 30 days. Therefore, management believes that commissions receivable are fairly stated and an allowance for doubtful accounts is not required.

Property and Equipment:
Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Income Taxes:

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for individual income taxes on their respective share of the corporate income. Income of the Company is passed through to the individual stockholders. Accordingly, no provision for federal income taxes has been included in these financial statements.

Revenue Recognition:
The Company derives commission revenues from the sale of investments in mutual funds. Commission revenues and related costs are recognized on a trade-date basis.

Fair Value of Financial Instruments:
The carrying amounts of the Company's financial assets, including cash, commissions receivable and of certain financial liabilities (accounts payable and accrued expenses), approximate fair value because of their short maturities.

NOTE 3 - COMMISSIONS RECEIVABLE

Commissions receivable are due from mutual funds and were as follows at December 31, 2009:

Commission receivable	$ 40,670
Allowance for doubtful accounts	-
Commission receivable, net	$ 40,670

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2009 are summarized by major classifications as follows:

Furniture and equipment	$ 60,367
Leasehold improvements	15,403
Software	21,150
	96,920
Less: Accumulated depreciation	(92,132)
	$ 4,788

Depreciation expense for the year ended December 31, 2009 was $3,271.

NOTE 5 - CONCENTRATIONS

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced

any losses in such accounts through December 31, 2009. As of December 31, 2009, there were no cash equivalent balances held in corporate money market funds that are not insured.

During 2009, the Company derived its commission income totaling $271,038 from primarily three families of mutual funds. At December 31, 2009, commissions receivable of $40,670 was also due from these families of mutual funds. All of these commissions receivable were collected in January 2010.

NOTE 6 - COMMITMENTS AND CONTINGINCIES

Lease:

The Company leases office facilities, and equipment under various operating leases. At December, the remaining terms of these leases range from one to three years.

December 31, 2010	$53,476
December 31, 2011	3,648
December 31, 2012	3,040
	$60,164

Minimum rental payment for office facilities, which are $12,457 per month in 2010, are adjusted annually for changes in the consumer price index.

Legal Matters:

From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business. As of December 31, 2009, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

There are no proceedings in which any of our management, board members or affiliates, is an adverse party or has a material interest adverse to our interest.

NOTE 7 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $15,589, which exceeded its requirement of $5,000 by $10,589. The ratio of aggregate indebtedness to net capital was 0.11 to 1.

NOTE 8 - SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 22, 2010, the date the financial statements were issued.

INVESTMENTS BY PLANNERS, INC.

SUPPLEMENTARY SCHEDULES

INVESTMENTS BY PLANNERS, INC.
SCHEDULE 1
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

Net capital:		
Member's equity		$67,927
Deductions and/or charges:		
Nonallowable assets:		
Petty cash	200	
Commissions receivable - 12b-1 fees	40,626	
Deposit	6,724	
Property and equiment, net	4,788	
Total nonallowable assets		
Net capital before haircuts on securities positions:		52,338
Haircuts on securities positions		0
Total haircuts		0
Net capital		$15,589
Computation of basic net capital requirement:		
The greater of $5,000 or 6.67% of aggregate indebtedness of $20,258		$5,000
Excess net capital		$10,589
Aggregate indebtedness:		
Accounts payable and accrued expenses		$7,728
Total aggregate indebtedness:		$7,728
Ratio: Aggregate indebtedness to net capital		0.50 to 1

There are no differences that exist between the above computation and the net capital as disclosed on the Company's corresponding unaudited Form X-17A-5, Part II filing.

INVESTMENTS BY PLANNERS, INC.
SUPPLEMENTARY NOTE
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

Investments by Planners, Inc. is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of the rule, as no customer funds or securities are held.

Therefore, the following reports are not presented:

1. Computation for Determination of Reserve Requirement under Rule 15c3-3 of the Securities and Exchange Commission.

2. Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

Report of Independent Registered Public Accounting Firm on Internal Controls

To the Board of Directors and Stockholder's of:
Investments By Planners, Inc.

In planning and performing our audit of the financial statements of Investments by Planners, Inc. (the "Company"), as of and for the year ended December 31, 2009 in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders', Board of Directors, Management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
February 16, 2010